

Lisa Nelson 🇺🇦 · 2nd
Independent Board Director & Advisor
Seattle, Washington, United States · **Contact info**

500+ connections

👥 **6 mutual connections:** Jeff Leismer, Richard Harris™, and 4 others

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About

Lisa Nelson is an independent board director and corporate advisor. Lisa brings insights, skills and experiences honed over 25 years working as a senior executive at Fortune 500 companies to the companies she serves.

Through her 2+ decades in the technology and financial services industries, Lisa was a strategic and c ...see more

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Diversity comes in many forms. This is a great example of the...	Looking forward to moderating this awesome **London**...	So many amazing things happening in New Zealand these days, including a flourishing tech ecosystem. Congrats **Lovina McMurchy, Mark Vivian, Phil McCaw, David Beard, Mark Stuart, Jason Graham** and the rest of Team **Movac** on raising a $200m+ fund during a pandemic (oh wait, **#newzealand** crushed that, t...
Twitter is part of our war effort – Ukraine minister bbc.co.uk · 4 min read		
👍❤️ 8	👍 6	👍 37 2 comments

Activity
11,374 followers

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Lisa Nelson 🇺🇦 commented on a post · 1d
Thanks for sharing this article! I'm excited to help Kiwi founders on their startup journey!

👍 41   3 comments

Lisa Nelson 🇺🇦 commented on a post · 3d
Congrats!

👍❤️ 112   17 comments

Lisa Nelson 🇺🇦 commented on a post · 4d
Allstar lineup!

👍❤️ 115   3 comments

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Experience

 **Member Board Of Directors**
Astra
Aug 2021 - Present · 9 mos

(NASDAQ: ASTR) Founded in 2016, Astra was the fastest privately-funded company in history to reach space.   ...see more

 **Member Board Of Directors**
Seattle Bank
Oct 2021 - Present · 7 mos

Boutique bank focused on the needs of individuals, families, businesses, and community organizations in the Pacific Northwest.   ...see more

 **Member Of The Board Of Advisors**
Brooks Running
Jan 2021 - Present · 1 yr 4 mos

Brooks is a Berkshire Hathaway company with sales >$1billion.
                                                         ...see more

 **Member Board Of Directors**
DNA Seattle
Jun 2021 - Present · 11 mos

DNA is an independent creative agency recently named Small Ad Agency of 2021 by Ad Age.
                                                         ...see more

 **Advisor**
Various
Jun 2021 · Present · 11 mos















Jun 2021 - Present · 11 mos

Strategic advisor to a variety of tech companies and organizations including Movac (largest VC fund in New Zealand, and Flying Fish (early stage VC fund focused on AI/ML). ...see more

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Education

University of Washington
Bachelor of Arts, Business Administration, Finance and Statistics

Volunteering

Member Board Of Directors
PeaceTrees Vietnam
Apr 2020 - Present · 2 yrs 1 mo

Member Board Of Directors
Transforming Age
May 2020 - Present · 2 yrs

Member Board Of Directors
Women in Sports Tech, Inc.
Nov 2021 - Present · 7 mos

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Skills

Financial Analysis · 81

Endorsed by Luke Fewel and 5 others who are highly skilled at this

Endorsed by 20 colleagues at Microsoft

Finance · 61

Endorsed by Jesse Henry and 1 other who is highly skilled at this

Endorsed by 13 colleagues at Microsoft

Financial Modeling · 51

Endorsed by Phil Winslow, CFA and 1 other who is highly skilled at this

Endorsed by 9 colleagues at Microsoft

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Recommendations

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Interests

Influencers   Companies   Groups   Schools

Tom Hood, CPA,CITP,CGMA · 2nd
EVP Business Engagement & Growth at Association of International Certified Professional Accountants
731,675 followers

Jeff Weiner · 3rd
Executive Chairman at LinkedIn / Founding Partner Next Play Ventures
10,698,634 followers

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Causes

Economic Empowerment · Education · Health · Science and Technology